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                                                                     Exhibit 2.2

                                     BTR plc
                              BTR AUSTRALIA LIMITED
                              c/o 333 Ludlow Street
                           Stamford, Connecticut 06902



                                   May 4, 1998



NCI Building Systems, Inc.
7301 Fairview
Houston, Texas 77041
Attention: Chief Financial Officer

Gentlemen:

         Reference is made to the Stock Purchase Agreement, dated as of March 25, 1998, by and between NCI Building Systems, Inc. and BTR Australia Limited, and joined in for certain limited purposes by BTR plc (the "Agreement"). Capitalized terms used without definition herein shall have the meanings set forth in the Agreement.

         This will confirm the joint and several covenant and agreement of Seller and BTR plc, on the one hand, and Purchaser, on the other hand, to the following additional terms and provisions between the parties, which the parties acknowledge are supported by good and adequate consideration actually received:

                  1. The definition of "Closing Date" in the Agreement is hereby amended to be 12:01 a.m. Central Time on May 4, 1998, and, commencing on the Closing Date, all production and shipment of products by MBCI and its Subsidiaries will be for the benefit and account of Purchaser and/or its subsidiaries.

                  2. The parties understand and agree that Seller is responsible for and will pay all federal, state or local Taxes measured by income ("Income Taxes") of any of the Companies for tax periods ending on or before the Closing Date, as well as the portion of Income Taxes attributable to any income from any such pre-Closing period for any returns filed on or after the Closing Date where the tax period includes the Closing Date and the related return is required to report income from both the pre-Closing and post-Closing periods.

         In accordance with and in furtherance of the foregoing, the first sentence of Section 8.1(a) of the Agreement is hereby amended in its entirety to read as follows:



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         "The Seller shall be liable for, and shall indemnify and hold the
         Purchaser harmless against, all Taxes due or payable by the Companies for any taxable year or taxable period ending on or before the Closing Date but, with respect to any Taxes other than federal, state or local Taxes measured by income ("Income Taxes"), only to the extent that the amount of such Taxes other than Income Taxes exceeds the amount reserved therefor on the applicable books and records of the Companies."

         Also in furtherance of the foregoing, the Agreement is hereby amended to delete Section 4.12(e) thereof (except for the provision therein which excludes the current income taxes balance from the definition of Inter-Company Payables), and any obligation of the Purchaser, MBCI or any of the other Companies pursuant to Section 4.12(e) or any other provision of the Agreement to pay to Seller or any of its Affiliates any amounts in respect of Income Taxes for operations conducted on or prior to the Closing Date is cancelled and terminated and superceded by the agreements set forth in this paragraph 2 and paragraph 3 of this letter. Purchaser and Seller acknowledge that Amatek has already made an estimated payment in the amount of $827,000 toward federal income taxes payable for such period, which amount will be applied against the Seller's liability and obligations, pursuant to the Agreement and the provisions of this paragraph 2 and paragraph 3 of this letter, to pay the Income Taxes for such period. The provisions of Section 8.1(c) of the Agreement, insofar as they relate to Income Taxes for the first quarter of 1998, are superceded by the provisions of this paragraph 2 of this letter.

                  3. The parties agree that, for purposes of paragraph 2 above, Income Taxes include, without limitation, the Texas franchise tax liabilities of the Companies (the "Texas Tax"). Purchaser acknowledges that, on or about May 1, 1998, Seller paid, or caused to be paid, $961,483 (the "Texas Advance") against the Texas Tax due and payable in respect of the operations of the Companies for the year ended December 31, 1997 and the first quarter of 1998. Notwithstanding anything to the contrary in paragraph 2 above, Purchaser agrees to reimburse Seller for the Texas Advance on or before the close of business on May 11, 1998.

                  4. Immediately prior to the Closing, Amatek intends to pay certain incentive payments to certain members of MBCI's management team. Such payments will be funded via an intercompany transaction that will have no effect on the net assets of Amatek at Closing (the cash and associated liability being excluded from the Closing Date Balance Sheet) and that will not result in any liability for Amatek after the Closing. The Seller and BTR plc covenant and agree to indemnify and hold the Purchaser and the Companies harmless from and against any liabilities or obligations resulting from such payments, other than obligations in the nature of required withholding for employment taxes, employee contributions and FICA.

                  5. Pursuant to Sections 1.2(a) and 4.12 of the Agreement, the Purchase Price of $550 million shall be paid via two wire payments to the account of BTR Australia Limited as follows:

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                            (a) a payment of $91,211,000 in satisfaction of the
              Net Inter-Company Payables Amount; and

                            (b) a payment of $458,789,000 in satisfaction of the
              balance of the Purchase Price.

                  6. As of the open of business on May 5, 1998, Purchaser will pay the Purchase Price by wire transfer of immediately available funds to the account of Seller previously designated in writing by Seller. The first sentence of Section 1.3 of the Agreement is superseded in its entirety by this paragraph 6.

                  7. The Closing Date Balance Sheet will be prepared as of the Closing Date, but adjusting entries will be made thereto to reflect the cash transactions described in paragraph 8 below occurring after the Closing Date and through 11:59 p.m. Central Time on May 4, 1998 (such date and time being referred to as the "Cash Closing Time").

                  8. After the Closing Date and prior to the Cash Closing Time:

                  (a) All checks and drafts of MBCI or its Subsidiaries which are duly presented for payment through the Cash Closing Time will be for the account of Seller and paid by Seller or its Affiliates on behalf of MBCI and its Subsidiaries. All checks and drafts of MBCI or its Subsidiaries that are duly presented for payment after the Cash Closing Time shall be the sole liability of MBCI and its Subsidiaries and neither Seller nor any of Seller's Affiliates (other than the Companies) shall have any liability therefor.

                  (b) All wire transfers, cash, checks and drafts received by or deposited to an account of MBCI or its Subsidiaries and collected through the Cash Closing Time will be for the account of Seller and will be transferred on May 5, 1998 to an account designated by Seller in accordance with past practice.

                  9. In connection with the Purchaser's preparation after the Closing of historical consolidated financial statements and related notes for Amatek for each of the three years ended December 31, 1995, 1996 and 1997 and for any period from January 1, 1998 to Closing (and any comparative stub period in the years ended December 31, 1995, 1996 and 1997), and in pursuance of its obligations under Section 4.8(a) of the Agreement, Seller agrees to make available all records relevant thereto and, with respect to the financial statements of Amatek and Amatek, Inc. only, to provide reasonable access to and customary audit representations from the management or other appropriate personnel of such entities, provided that the other duties of such personnel are not materially affected. In addition, Seller will authorize its independent auditors to make available such auditors' records that would reasonably assist Purchaser in such preparation (subject to appropriate terms of engagement and satisfactory undertakings from Purchaser), provided, however, that any and all fees and expenses associated with the services of such auditors shall be solely for the account of the Purchaser. Except to the extent expressly provided in the Agreement, neither Seller nor any


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affiliate of Seller shall have any liability for information or records made available to Purchaser pursuant to this paragraph 9.

                  10. Notwithstanding anything to the contrary in the Agreement, and subject to the limits described below, Purchaser will cause the Companies to promptly reimburse Seller or any Affiliate of Seller for payments made by Seller or any of such Affiliates on behalf of MBCI or its Subsidiaries for (i) workers' compensation claims relating to occurrences prior to the Closing and (ii) general liability, product liability and auto liability claims relating to occurrences prior to the Closing. Such reimbursements shall be limited to payments made after the Closing by Seller and its Affiliates in satisfaction of individual and aggregate deductibles provided in the applicable insurance policy coverages on occurrences or claims for which coverage is otherwise accepted by the carrier, and shall not exceed the amounts reserved or accrued therefor on the Closing Date Balance Sheet. Seller and its Affiliates will keep MBCI fully informed of such claims so that the parties can cooperate to manage such claims effectively.

                  11. BTR plc is joining in this letter agreement for the express purpose of jointly and severally covenanting and agreeing with the Purchaser to the same effect and on the same terms and conditions as the Seller as set forth in this letter agreement, with the understanding that any references to rights and obligations of Seller herein shall be deemed to include also a reference to and a right and obligation of BTR plc to the same extent.

                  12. Each of Seller and BTR plc acknowledges and agrees that the following original stock certificates are missing from the stock record books of MBCI: (i) stock certificate No. 15 representing 899 shares of common stock, $0.10 par value ("MBCI Common Stock"), issued in the name of Marquis L. Alexander, Jr. and (ii) stock certificates No. 20, 21, 22, 24, 25, 26 and 27 representing an aggregate of 14,574 shares of MBCI Common Stock issued in the name of Monier Holdings, Inc. (now Amatek). Seller and BTR plc further agree that in furtherance of their indemnification obligations pursuant to Article VI and Section 4.10 of the Agreement and notwithstanding any purported or existing indemnification obligations of Amatek to MBCI with respect to the above described lost stock certificates, each of Seller and BTR plc will indemnify Purchaser from and against any claims made by Mr. Alexander, Monier Holdings, Inc., Amatek or any of their heirs, assigns, successors or representatives or anyone claiming through either Mr. Alexander, Monier Holdings, Inc., or Amatek with respect to the above described lost stock certificates.

                  13. Seller has caused the Companies to collect insurance proceeds in respect of a fire at MBCI's facility in Lubbock, Texas. The Purchaser agrees that it will not make any claims with respect thereto, unless it shall have prior thereto or concurrently therewith asserted other claims pursuant to Section 4.3 of the Agreement arising out of other circumstances.



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                  14. Purchaser, Seller and BTR plc agree that the provisions contained in Article VI in the Agreement will govern the indemnification obligations of Seller and BTR plc in this letter agreement, except that the proviso set forth in Section 6.2(a) of the Agreement and the limitations set forth in such proviso shall not be applicable to such indemnification obligations.

                                      Very truly yours,

                                      BTR AUSTRALIA LIMITED



                                      By:/s/ PETER M. KENT
                                         --------------------------------------
                                             Peter M. Kent
                                             Attorney-in-Fact

                                      BTR plc



                                      By:/s/ JOHN S. THOMPSON
                                         ---------------------------------------
                                             John S. Thompson
                                             Director

AGREED:

NCI BUILDING SYSTEMS, INC.



By: /s/ ROBERT J. MEDLOCK
   ----------------------------------------------
      Robert J. Medlock, Vice President




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